Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 8, 2010, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase by

TPC Group Inc.

of

Shares of Its Common Stock for an Aggregate Purchase Price

of Not More Than $130 Million

at a Per Share Purchase Price Not Less Than $24.50 Per Share

Nor Greater Than $27.50 Per Share

TPC Group Inc., a Delaware corporation (the “Company”), is offering to purchase for cash shares of its common stock, par value $0.01 per share, pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $24.50 nor greater than $27.50 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 8, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary (as defined below) made, or is making, any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The Company’s Board of Directors, with the assistance of management, has decided to conduct the Offer after reviewing a variety of alternatives for using the Company’s available financial resources. The Board considered the Company’s existing and anticipated capitalization and financial position, including its outstanding common stock, long-term debt and financial ratios, and our operations, strategy and expectations for the future.

The Board believes that the Offer represents a prudent use of the Company’s financial resources in light of its business profile, assets, current indebtedness and debt capacity. The primary purpose of the Offer is to provide the Company’s stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer represents an opportunity for the Company to provide liquidity to stockholders who elect to tender their shares. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations.

Odd Lot Holders (as defined in the Offer to Purchase) who hold shares registered in their names and tender all of their shares directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. However, if a stockholder owns shares through a broker, dealer, commercial bank, trust company or other nominee and the nominee tenders such shares on the stockholder’s behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their brokers, dealers, commercial banks, trust companies or other nominees to determine whether any charges will apply.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $24.50 nor greater than $27.50 per share (in increments of $0.25), at which they are willing to sell their shares to the Company in the Offer. After the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $24.50 and not more than $27.50 per share, that it will pay for shares of the Company’s common stock properly tendered in the Offer and not properly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $24.50 per share for purposes of determining the Purchase Price (which is the minimum price per share under the Offer). The Purchase Price will be the lowest price per share of not less than $24.50 and not more than $27.50 per share, at which shares have been tendered or have been deemed to be tendered in the Offer, that will enable the Company to purchase the maximum number of shares validly tendered pursuant to the Offer and not withdrawn having an aggregate purchase price not exceeding $130 million. Shares properly tendered pursuant to an Auction Tender will not be purchased if the Purchase Price selected by the Company for the shares is less than the price selected by the stockholder. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price.

As of October 1, 2010, there were 18,255,698 shares issued and outstanding. Since the Purchase Price will only be determined after the Expiration Date, the number of shares that will be purchased will not be known until after that time. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $24.50 per share, the minimum Purchase Price under the Offer, the approximate number of shares that will be purchased under the Offer is 5,306,122. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $27.50 per share, the maximum Purchase Price under the Offer, the approximate number of shares that will be purchased under the Offer is 4,727,272. The maximum of 5,306,122 shares that the Company is offering to purchase under the Offer represents approximately 29.1% of the total number of shares issued and outstanding as of October 1, 2010. Assuming the Offer is fully subscribed, the minimum of 4,727,272 shares that the Company is offering to purchase under the Offer represents approximately 25.9% of the total number of shares issued and outstanding as of October 1, 2010.

Upon the terms and subject to the conditions of the Offer, if the number of shares of common stock properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $130 million, the Company will purchase shares:

•	First, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the Purchase Price, and do not properly withdraw them prior to the Expiration Date;

•

Second, from all other stockholders who properly tender shares at or below the Purchase Price, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares (except for stockholders who tendered shares conditionally for which the condition was not satisfied), until the Company has purchased shares resulting in an aggregate purchase price of $130 million; and

•

Third, only if necessary to permit the Company to purchase shares resulting in an aggregate purchase price of $130 million, from holders who properly tender shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered and not properly withdrawn all of their shares prior to the Expiration Date.

Therefore, the Company may not purchase all of the shares that its stockholders tender even if tendered at or below the Purchase Price.

Stockholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the Offer.

The Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC (as defined in the Offer to Purchase), (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents. Any stockholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price, unless previously and properly withdrawn, as described in the Offer to Purchase.

If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or be deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, or to postpone payment for shares, upon the occurrence of any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In addition, unless the Company has already accepted such tendered shares for payment, stockholders may withdraw their tendered shares at any time after 5:00 p.m., New York City time, on January 7, 2011. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares. A stockholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those shares, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion and will be final and binding on all parties. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, the Depositary, the Information Agent (as defined below), the Dealer Manager (as defined below) or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, U.S. stockholders will be subject to U.S. federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares will generally be treated as either (i) consideration received in a sale or exchange or (2) a dividend. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to Georgeson Inc. (the “Information Agent”) or Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

Banks and Brokers Call: (212) 440-9800

All Others Call Toll-Free: (888) 206-5970

Email: tpcgroupinc@georgeson.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bank of America Tower

One Bryant Park

New York, NY 10036

Call Toll-Free: (888) 803-9655

November 8, 2010